Exhibit 99.1

Alpha Tau Completes Patient Enrollment in its Multicenter IMPACT Pancreatic Cancer Pilot Study of Alpha DaRT® Following Strong Demand and Multiple Expansions

- IMPACT, a multicenter pilot study of Alpha DaRT® for newly diagnosed unresectable pancreatic cancer, expanded enrollment three times over the course of the study, from an original enrollment of 12 patients to a total of 48 treated patients, driven by overwhelming demand from patients and clinicians -

- Alpha DaRT is delivered as a one-time add-on alongside standard first-line chemotherapy, an approach supported by the favorable safety profile observed in the earlier Israeli and Canadian studies -

- With data release targeted for early 2027, IMPACT is intended to inform the design of a planned pivotal study, and anchors a global pancreatic cancer program that also includes the ACAPELLA trial in France and a study at the University of Verona -

Jerusalem, August 31, 2026 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced the completion of patient enrollment in its IMPACT study (Intratumoral Pancreatic Alpha Combination Trial) - a multicenter pilot study evaluating intratumoral Alpha DaRT in combination with first-line chemotherapy for patients with newly diagnosed, unresectable locally advanced or metastatic pancreatic adenocarcinoma. A total of 48 patients have been enrolled.

Pancreatic cancer is the third leading cause of cancer-related death in the United States, with approximately 66,000 new cases diagnosed each year, and with up to 87% of patients considered inoperable at diagnosis. For these patients, treatment is built around systemic chemotherapy, and the benefit available from existing therapies remains limited.

The IMPACT study comes after first-in-human Alpha DaRT studies conducted at Hadassah Medical Center in Jerusalem, Israel, and at the Jewish General Hospital and the Centre Hospitalier de l’Université de Montréal (CHUM) in Montreal, Canada, the results of which were presented earlier this year at the 2026 ASCO Gastrointestinal Cancers Symposium, Digestive Disease Week (DDW) 2026 and at the 2026 ASCO Annual Meeting. The favorable safety profile observed in those studies gave support to delivering Alpha DaRT as a one-time addition to first-line mFOLFIRINOX or gemcitabine + nab-paclitaxel (Abraxane®) chemotherapy, given at full systemic dose, at the start of a patient’s chemotherapy treatment.

IMPACT was originally approved to enroll 12 patients, and was subsequently expanded three times, the third time at the request of participating clinical sites, to include patients across multiple disease stages and patients receiving either of the two leading first-line chemotherapy regimens. The study now moves from recruitment into follow-up and data maturation, with initial data targeted for early 2027, intended to inform the design of a planned pivotal study.

Uzi Sofer, CEO of Alpha Tau, stated: “The rate at which enrollment was completed in the IMPACT study is simply astounding and is probably the fastest enrollment of a study in my memory as CEO. This is a major milestone for Alpha Tau and for our pancreatic cancer program. Pancreatic cancer is one of the cruelest diagnoses in oncology, and it has been a core strategic focus for this Company. Our investigators in Israel and Canada showed that Alpha DaRT can be delivered safely and without the heavy safety profile of systemic therapies, and that is what gave us, and our physicians the confidence to introduce it to patients at the beginning of their treatment - as a one-time addition to the chemotherapy they are already receiving, rather than something chosen in lieu of chemotherapy. Notably, this approach is not limited to a given study and can potentially be applied even as the systemic standard of care in this disease continues to evolve. We continue to see new systemic therapies emerge in the treatment of this terrible disease, which is wonderful news for patients and their loved ones, and we hope to one day explore the combination of Alpha DaRT with further best-in-class treatments. I want to thank every one of the participating centers for the focus and the commitment they brought to this study and am excited now to shift our energies towards the pivotal study.”

Dr. Robert Den, Chief Medical Officer of Alpha Tau, added: “IMPACT is the product of everything that came before it. The first-in-human trials in Jerusalem and Montreal established that Alpha DaRT can be delivered into the pancreas with a favorable safety profile which is compatible with full-dose systemic therapy given concurrently – overcoming the historical obstacle to using local therapy in this setting. IMPACT tests that question directly, in newly diagnosed patients and across both leading first-line regimens, and it is one of three studies now advancing, alongside the ACAPELLA trial in Europe, evaluating Alpha DaRT as consolidation following first-line mFOLFIRINOX, and our study at the University of Verona’s Pancreas Institute, which extends the program to percutaneous delivery. These are not stand-alone efforts; each one builds on the evidence generated by the last. I want to express my sincere gratitude to the investigators and to the patients taking part in IMPACT, whose commitment has brought us to this milestone.”

About the IMPACT Study

IMPACT (Intratumoral Pancreatic Alpha Combination Trial) is a prospective, multicenter, open-label pilot study evaluating the feasibility, safety and efficacy of intratumoral Alpha DaRT in combination with first-line standard-of-care chemotherapy for the treatment of patients with newly diagnosed unresectable locally advanced or metastatic pancreatic adenocarcinoma. The study is conducted under a U.S. Investigational Device Exemption (IDE) and enrolled 48 patients across two cohorts, locally advanced disease and metastatic disease, at 10 clinical centers in the United States, Canada and Israel. Eligible patients had newly diagnosed, histologically confirmed pancreatic adenocarcinoma that was inoperable and non-irradiated, and were either chemotherapy-naïve or within the first four cycles of initial chemotherapy. Patients continue to receive standard-of-care chemotherapy throughout the study, either mFOLFIRINOX or gemcitabine in combination with Abraxane® (nab-paclitaxel), and Alpha DaRT sources are inserted into the primary tumor under real-time endoscopic ultrasound (EUS) guidance. Follow-up continues for up to six months after enrollment. The primary objective is to evaluate the safety of Alpha DaRT in combination with chemotherapy, based on the cumulative incidence rate, severity and outcome of treatment-emergent Adverse Events (TEAS), classified according to Common Terminology Criteria for Adverse Events (CTCAE) version 6.0. Secondary objectives include the assessment of: (1) efficacy of the Alpha DaRT sources in combination with chemotherapy, determined by overall and progression-free survival, (2) pain control, and (3) in the locally advanced cohort, rate of surgical resection. Additional information about the study is available at https://clinicaltrials.gov/study/NCT06698458.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. The Alpha DaRT treatment has not been approved for commercialization or for use outside of an approved clinical trial. In addition, any statements or information that refer to the Alpha DaRT treatment in pancreatic cancer patients, including the IMPACT study and the timing and content of data from it, the design and timing of any future pivotal study, the ACAPELLA study, the study at the University of Verona, the potential benefits and associated risks, safety, feasibility and efficacy, future applications and uses, and other expectations, beliefs and plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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